FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:		Symbol(s):
Peak Fintech Group Inc. (the "Issuer").		PKK

Date: September 29, 2021

Is this an updating or amending Notice:	☐ Yes	☒ No

If yes provide date(s) of prior Notices: N/A.

Issued and Outstanding Securities of Issuer Prior to Issuance. 82,520,176

Pricing

Date of news release announcing proposed issuance: or

Date of confidential request for price protection: August 13, 2021.

Closing Market Price on Day Preceding the news release: _________ or

Day preceding request for price protection: $9.39.

Closing

Number of securities to be issued: 11,133,326.

Issued and outstanding securities following issuance: 93,653,502

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

3. Complete Table 1B - Related Persons only for Related Persons

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 1

Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B - Related Persons

Full Name & Municipali ty of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: __________________________________________________________________.

2. Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.______________________________________.

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: ____________________________.

.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 2

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5. Description of securities to be issued:

(a) Class __________________________________________________________________________________ .

(b) Number________________________________________________________________________________ .

(c) Price per security_________________________________________________________________________ .

(d) Voting rights_____________________________________________________________________________

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a) Number ________________________________________________________________________________ .

(b) Number of securities eligible to be purchased on exercise of warrants (or options)

 ______________________________________________________________________________________  .

 ______________________________________________________________________________________  .

(c) Exercise price __________________________________________________________________________ .

(d) Expiry date________________________________________________________________________________ .

7. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount _______________________________________________________________ .

(b) Maturity date_______________________________________________________________________________ .

(c) Interest rate ____________________________________________________________________________ .

(d) Conversion terms ___________________________________________________________________________ .

(e) Default provisions ___________________________________________________________________________ .

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

(b) Cash __________________________________________________________________________________ .

(c) Securities_______________________________________________________________________________ .

(d) Other __________________________________________________________________________________ .

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 3

(e) Expiry date of any options, warrants etc. _____________________________________________________ .

(f) Exercise price of any options, warrants etc. ___________________________________________________ .

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship ___________________________________________________

 ________________________________________________________________________________________________ .

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

 ________________________________________________________________________________________________ .

11. State whether the private placement will result in a change of control.

 ________________________________________________________________________________________________ ..

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. ___________________________________________________________________________

 ________________________________________________________________________________________________ .

 ________________________________________________________________________________________________ .

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 4

Part 2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: All of the issued and outstanding shares in the capital of Cubeler Inc., an analytics and AI company located in Montreal. Cubeler Inc. developed and owns the world-wide commercial rights to the technology at the core of the Issuer's Business Hub. Through its business development ecosystem, Cubeler Inc. provides its members with funding and credit offers from banks and other lending institutions, the ability to connect and network with other business owners, timely market intelligence on various industries, and advertising opportunities, all for free. Cubeler Inc. leverages the data collected throughout its ecosystem to develop and commercialize a series of analytics and AI-based applications.

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: The Issuer acquired 100% of the issued and outstanding shares of Cubeler Inc. from its shareholders in exchange for $1,000,000 in cash and 11,133,326 common shares of the Issuer, which represents approximately 10% of the Issuer's issued and outstanding common shares on a fully-diluted basis following the closing of the transaction (the "Acquisition"). The Issuer's common shares received by Cubeler's shareholders will initially be restricted for a four-month period, following which 50% of the shares will be free-trading and the remaining 50% will be released and become free-trading over a two-year period on the anniversary date of the Acquisition. The Acquisition is expected to constitute a "related party transaction", as defined within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as Johnson Joseph, Chief Executive Officer and director of Peak; Liang Qiu, director of Peak; Jean Landreville, Chief Financial Officer of Peak; Charles-André Tessier, director of Peak; and Mark Dumas, director of Peak (collectively the "Related Parties"), are all shareholders of Cubeler. The Acquisition will be exempt from (i) the formal valuation requirements of Section 5.4 of MI 61-101 by virtue of Subsection 5.5(a) of MI 61-101, and (ii) the minority shareholder approval requirements of Section 5.6 of MI 61-101 by virtue of Subsection 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the consideration to be received by the Related Parties shall not exceed an amount equal to 25% of the Issuer's market capitalization.

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a) Total aggregate consideration in Canadian dollars: $105,541,931.14.

(b) Cash: $1,000,000.

(c) Securities (including options, warrants etc.) and dollar value: 11,133,326 common shares / $9.39 price per share for total aggregate value of $104,541,931.14.

(d) Other: N/A.

(e) Expiry date of options, warrants, etc. if any: N/A.

(f) Exercise price of options, warrants, etc. if any: N/A.

(g) Work commitments: N/A.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 5

4. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc). The purchase price was determined with the help of a pricing report produced on Cubeler Inc. by a third-party business valuation company mandated by an independent committee of the board of directors. The Issuer also received a fairness opinion from an independent third-party with regard to the purchase price (see details in item 5 below).

5. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: An Estimate Pricing Report on Cubeler Inc,, dated August 15, 2021 was produced by Evans & Evans Inc., in which the price of Cubeler was estimated to be between $94,730,000 and $103,120,000; A Fairness Opinion report by Harris Capital Corporation, dated September 22, 2021 concluded that the transaction and the price paid for Cubeler Inc was fair for the shareholders of Peak.

6. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 6

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Johnson Joseph	2,711,148 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	433,506 common shares, 1,051,000 options to purchase common shares and 87,500 common shares purchase warrants	Chief Executive Officer and Director of the Issuer
Liang Qiu	1,672,836 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	2,060,501 common shares (1,710,501 directly and 350,000 by spouse), 892,850 options to purchase common shares and 547,500 common shares purchase warrants	Director of the Issuer
Kerrigan Turner	442,244 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Adatif International Ltd.	942,172 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 1

ThreeD Capital Inc.	322,069 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
1313366 Ontario Inc.	163,438 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Park Place Ltd.	903,716 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Georges Hebert	365,332 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Claude Veillette	326,876 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Cathy Hume	317,262 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Pierre Lalonde	312,455 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Bruce Bent	302,841 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Services-Conseils L. Bolduc inc.	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 2

Laval Bolduc	240,350 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Serge Beausoleil	240,350 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
John Ryan	240,350 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Claude Theroux	216,315 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Barbara Hickson	187,473 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Chris Symeon	158,631 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Martin Tremblay	134,596 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Sanjay and Neeraj Sharma	105,754 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Yves Renaud	96,140 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 3

Mayco Quiroz	96,140 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Tim Cassios	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Tumer Bahcheli	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Edward Vranic	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Luis Rocha	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Denis Boisse	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Jing Jing Zhang	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Matias Traub	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Jean-Rene Lavoie	48,070 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 4

Viviane Laplante	43,263 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Dorothy-Anna Orser	28,842 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Charles-Andre Tessier	24,035 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	120,749 common shares and 424,750 options to purchase common shares	Director of the Issuer
Mark Dumas	24,035 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	341,645 common shares and 360,650 options to purchase common shares	Director of the Issuer
Jean Landreville	24,035 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	218,400 common shares. 707,500 options to purchase common shares and 135,000 common share purchase warrants	Chief Financial Officer of the Issuer
Chad McLeming	24,035 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related
Ashley Perry	24,035 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 5

Jean-François Lemay	9,614 common shares	9.39	n/a	Take-Over Bid (section 2.16 of 45-106)	unknown	Not related

(1) Indicate if Related Person

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 6

7. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: A due diligence of Cubeler Inc. and its shareholders was undertaken by management and its advisors, consistent with transactions of this nature.

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b) Cash N/A.

(c) Securities N/A.

(d) Other N/A.

(e) Expiry date of any options, warrants etc. N/A.

(f) Exercise price of any options, warrants etc. N/A.

9. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 1

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated September 29, 2021.

Johnson Joseph
Name of Director or Senior Officer

/s/ Johnson Joseph
Signature

Chief Executive Officer and Director
Official Capacity

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 2

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 3